Mail Stop 6010
Via Facsimile and U.S. Mail

January 14, 2008

Mr. Robert L. Moody
Chairman of the Board and Chief Executive Officer
National Western Life Insurance Company
850 East Anderson Lane
Austin, Texas 78752-1602

      Re: **National Western Life Insurance Company**
                Form 10-K for fiscal year ended December 31, 2006
                File No. 002-17039

Dear Mr. Moody:

      We have completed our review of your Form 10-K and have no further comments at this time.

              Sincerely,

              Carlton E. Tartar
              Branch Chief